Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 24, 2020

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
    Springfield, New Jersey – December 3, 2020 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the first quarter ended October 24, 2020.

Net income was $3,360,000 in the 13 weeks ended October 24, 2020 compared to $2,567,000 in the 13 weeks ended October 26, 2019. The 13 weeks ended October 26, 2019 included pre-opening costs of the Stroudsburg, Pennsylvania replacement store of $594,000 (net of tax) and store closure costs and charges to write off the lease asset and related obligations for the old Stroudsburg store of $191,000 (net of tax). Excluding these items, net income was flat in the 13 weeks ended October 24, 2020 compared to the prior year. Net income was flat despite the increase in same store sales due to the impact of lower sales volumes in Manhattan, higher costs as we transition and integrate commissary operations into our business and increased operating and administrative expenses.

Sales were $490,136,000 in the 13 weeks ended October 24, 2020, an increase of 20.3% compared to the 13 weeks ended October 26, 2019.  Sales increased due to the Fairway acquisition on May 14, 2020, the opening of the Stroudsburg replacement store on November 1, 2019 and a same store sales increase of 6.6%. Same store sales increased due primarily to increased customer demand across most stores due to the impact of the COVID-19 pandemic. We continue to experience higher average basket sizes and decreased transaction counts as customers consolidate shopping trips. Digital sales growth accelerated through both ShopRite from Home and partnerships with online grocery picking and delivery services, increasing 172% in the 13 weeks ended October 24, 2020 compared to the 13 weeks ended October 26, 2019. Demand remains high in most stores, however sales at Fairway and Gourmet Garage locations in Manhattan have been significantly negatively impacted due primarily to residential population migration out of the city and less commuter and tourist traffic during the COVID-19 pandemic. New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.

    Gross profit as a percentage of sales increased to 28.15% in the 13 weeks ended October 24, 2020 compared to 27.87% in the 13 weeks ended October 26, 2019. Gross profit increased due primarily to higher margins associated with Fairway despite higher costs as we transition and integrate the commissary operations into our business. Excluding the impact of Fairway, gross profit as a percentage of sales decreased .39% due primarily to decreased departmental gross margin percentages (.70%), decreased patronage dividends and rebates received from Wakefern (.10%) and an unfavorable change in product mix (.10%) partially offset by lower promotional spending (.35%) and increased leverage on warehouse assessment charges from Wakefern (.16%).

Departmental gross profits, excluding the impact of Fairway, decreased in the 13 weeks ended October 24, 2020 compared to the 13 weeks ended October 26, 2019 due primarily to price investments resulting from ShopRite's Right Price Promise pricing strategy introduced in October 2019. Both product mix and departmental gross margin percentages were also impacted by limitations in service departments and product availability as a result of the COVID-19 pandemic.
    Operating and administrative expense as a percentage of sales increased to 25.37% in the 13 weeks ended October 24, 2020 compared to 25.32% in the 13 weeks ended October 26, 2019. The 13 weeks ended October 26, 2019 included pre-opening costs of the Stroudsburg, Pennsylvania replacement store (.21%) and store closure costs and charges to write off the lease asset and related obligations for the old Stroudsburg store (.07%). Excluding these items, operating and administrative expense as a percentage of sales increased .33% in the 13 weeks ended October 24, 2020 compared to the 13 weeks ended October 26, 2019 due primarily to incremental costs related to COVID-19, including enhanced wages and benefits and expanded safety and sanitation protocols (.24%), increased occupancy costs due primarily to the acquisitions of Fairway (.79%), increased costs associated with digital sales (.40%) partially offset by decreased payroll (.75%) and workers' compensation and other fringe benefits (.25%). Payroll decreased primarily due to leverage from higher sales and reductions in service department offerings partially offset by the addition of Fairway and growth of ShopRite from Home.

Village Super Market operates a chain of 35 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Exhibit 99.1

Forward Looking Statements
    All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: risks and uncertainties related to the COVID-19 pandemic, including among others, the duration and severity of the pandemic, shifts in customers buying patterns, disruptions to supply chains, inability of the workforce to work due to illness, quarantine or government mandates, including travel restrictions and stay at home orders, the effectiveness and duration of COVID-19 stimulus packages; general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; risks, uncertainties and challenges associated with the Fairway acquisition, including under-performance relative to our expectations, additional capital requirements, unforeseen expenses or delays, imprecise assumptions or our inability to achieve projected cost savings or other synergies, competitive factors in the marketplace and difficulties integrating the business, including merging company cultures, cultivating brand strategy, expansion of food production and conforming the acquired company's technology, standards, processes, procedures and controls; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended
	October 24, 2020	October 26, 2019

Sales	$490,136	$407,402

Cost of sales	352,173	293,856

Gross profit	137,963	113,546

Operating and administrative expense	124,363	103,140

Depreciation and amortization	8,714	7,438

Operating income	4,886	2,968

Interest expense	(987)	(567)

Interest income	891	1,259

Income before income taxes	4,790	3,660

Income taxes	1,430	1,093

Net income	$3,360	$2,567

Net income per share:
Class A common stock:
Basic	$0.26	$0.20
Diluted	$0.23	$0.18

Class B common stock:
Basic	$0.17	$0.13
Diluted	$0.17	$0.13

Gross profit as a % of sales	28.15%	27.87%
Operating and administrative expense as a % of sales	25.37%	25.32%